(Translation)

(For reference)
                                                                     May 8, 2009
                                                        Toyota Motor Corporation


               Holding of Ordinary General Shareholders' Meeting
               -------------------------------------------------


1. Date and time:               10:00 a.m., Tuesday, June 23, 2009

2. Venue:                       Toyota Head Office, 1, Toyota-cho,
                                Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

      Reports on business review, unconsolidated and consolidated financial statements for the 105th term (April 1, 2008 through March 31, 2009) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements for the 105th term.

    Resolutions:

      Proposed Resolution 1:  Distribution of Surplus
      Proposed Resolution 2: Partial Amendment to the Articles of Incorporation Proposed Resolution 3: Election of 29 Directors
      Proposed Resolution 4:  Issuance of Stock Acquisition Rights for the
                              Purpose of Granting Stock Options